1 São Paulo, November 4th 2026 Itaú Unibanco Holding S.A. Public meeting with analysts and 3Q26 earnings review

2 Highlights (1) The quarter-over-quarter delta of the result from the retail operation in Colombia (sold in July 2026) was considered in the base quarter of the comparison, for calculating the ratios’ evolution. (2) Considering the Common Equity Tier I (CET I) at 11.5%, in 3Q26 the consolidated recurring managerial return would have been 24.7% in the consolidated and 25.8% in Brazil. 3Q26 2.5% vs 2Q26 6.7% vs 3Q25 R$12.6 billion Recurring managerial result¹ 3Q26 0.7 p.p. vs 2Q26 0.3 p.p. vs 3Q25 Recurring managerial ROE ² 23.6%CONSOLIDATED 1.2 p.p. vs 2Q26 0.4 p.p. vs 3Q25 BRAZIL Sep-26 Credit portfolio¹ R$1,544 billion 24.5% 3Q26 Financial margin with clients¹ 2.6% vs 2Q26 6.9% vs 3Q25 R$33.3 billion 2.2% vs Jun-26 10.9% vs Sep-25 Sep-26 Commom Equity Tier I (CET I) 12.7% 3Q26 Efficiency ratio 0.4 p.p. vs Jun-26 0.8 p.p. vs Sep-250.1 p.p. vs 2Q26 1.3 p.p. vs 3Q25 37.5%CONSOLIDATED 0.2 p.p. vs 2Q26 1.4 p.p. vs 3Q25 BRAZIL 35.7%

3 2Q26 x 1Q26 in R$ billion (1) Includes private securities and financial guarantees provided. (2) From October-25 to September-26. R$41 billion Trailing 12-month originatio² Largest private bank in mortgage 56% market share among private banks² 1.7% Average balance Individuals 0.3% Very small, small and middle market Credit portfolio 4.5%Corporate 1.6%Latin America SMEs Government sponsored facilities Portfolio vs Mar-26 Origination vs 1Q26 7.2% 47.3% Sep-26 Jun-26 D Sep-25 D Individuals 500.4 487.1 2.7% 456.4 9.6% Credit card loans 153.4 150.4 1.9% 142.2 7.9% Personal loans 69.0 68.1 1.3% 68.4 1.0% Payroll loans 84.2 81.3 3.5% 72.4 16.3% Auto loans 35.0 35.1 -0.1% 36.3 -3.6% Mortgage 158.8 152.2 4.4% 137.1 15.8% Very small, small and middle market loans 320.4 307.4 4.2% 278.4 15.1% Corporate loans 479.4 474.9 1.0% 437.7 9.5% Total Brazil 1,300.2 1,269.4 2.4% 1,172.5 10.9% Latin America 244.2 253.0 -3.5% 229.5 6.4% Total¹ 1,544.4 1,522.4 1.4% 1,402.0 10.2% Total (ex-fx variation) 1,544.4 1,516.7 1.8% 1,399.0 10.4% Very small, small and middle market loans 320.4 307.4 4.2% 276.5 15.9% Corporate loans 479.4 474.9 0.9% 435.6 10.1% Latin America 244.2 247.3 -1.2% 230.5 6.0% Leader in private payroll loans portfolio Sep-26 x Jun-26 Sep-26 x Sep-25 Credit portfolio 11.6% 93.7% Credit portfolio Sep-26 vs Jun-26 Sep-26 vs Sep-25 8.0% 32.4% Latin America 0.8% Portfolio growth (ex-Colombia sale) 11.1% Total 2.2% 10.9% Sep-26 x Jun-26 Sep-26 x Sep-25 SMEs Government sponsored facilities – 9M26 leader in origination Sep-26 x Jun-26 Sep-26 x Sep-25 Credit card 4.3% 16.3% Personnalité + Uniclass Auto loans 3.6% 9.8%

4 32.6 32.5 28.5 29.0 33.3 -0.1 -3.9 -0.4 -0.1 0.4 0.4 0.3 4.2 2Q26 Colombia Retail 2Q26 ex-Colombia Retail impact Working capital and others 2Q26 Spread-sensitive operations 2Q26 Average Volume Product Mix Spreads and liabilities' margin Calendar and working days Latin America and others Spread-sensitive operations 3Q26 Working capital and others 3Q26 3Q26 In R$ billion Financial margin with clients Annualized average margin Consolidated Annualized average margin Brazil (1) Impact of the change from 2Q26 to 3Q26 in the financial margin with clients of the retail operation in Colombia, sold in July 2026; (2) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (3) Change in the composition of assets with credit risk between periods in Brazil; (4) Latin America (excluding the financial margin with clients from the Retail operation in Colombia, sold in July-26) and structured wholesale operations. 2 31 2 Margin with clients Risk-adjusted margin with clients 9.2% 9.1% 9.1% 9.1% 9.0% 6.3% 6.2% 6.1% 6.2% 6.1% 3Q25 4Q25 1Q26 2Q26 3Q26 10.1% 10.0% 10.0% 10.0% 9.9% 6.8% 6.8% 6.6% 6.7% 6.6% 3Q25 4Q25 1Q26 2Q26 3Q26 R$0.5 bn (+1.8%) R$0.8 bn (+2.6%) R$0.7 bn (+2.2%) 4

5 Financial margin with the market Brazil Latin America Capital index hedge in R$ billion 0.3 0.2 0.2 0.2 0.3 1.3 1.1 1.3 1.4 1.7 0.9 0.6 0.8 0.9 1.3 -0.7 -0.7 -0.7 -0.7 -0.6 3Q25 4Q25 1Q26 2Q26 3Q26

6 (1) Includes fund management fees and “consórcio” management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims. Commissions, fees and result from insurance 3Q26 2Q26 D 3Q25 D 9M26 9M25 D Card issuance 3.5 3.3 7.1% 3.3 5.8% 10.1 9.8 2.8% Current account for individuals 0.5 0.5 -2.2% 0.6 -16.9% 1.5 1.9 -20.0% Credit operations and guarantees issued 0.6 0.6 -3.7% 0.6 2.7% 1.9 1.8 5.3% Payments and collections 1.9 2.0 -0.6% 2.1 -5.8% 5.9 6.3 -6.8% Asset management¹ 2.2 2.0 7.8% 1.8 17.8% 6.1 5.3 13.3% Advisory services and brokerage 0.9 1.3 -26.3% 1.3 -26.6% 3.5 3.3 5.3% Other Brazil 0.4 0.5 -19.3% 0.5 -28.0% 1.3 1.4 -10.6% Latin America 1.0 0.9 10.4% 0.9 17.2% 2.9 2.7 7.3% Commissions and fees 11.0 11.0 0.2% 11.1 -0.1% 33.1 32.6 1.5% Insurance, pension plans and premium bonds² 3.0 3.1 -1.5% 3.0 1.3% 9.1 8.4 8.7% Commissions and insurance 14.1 14.1 -0.2% 14.0 0.2% 42.2 41.0 3.0% in R$ billion

7 3.2% 3.0% 2.8% 3.1% 3.0% 3.0% 2.7% 3.0% 3.0% 3.0% 1.7% 1.4% 1.2% 1.2% 1.2% 1.3% 1.3% 1.4% 1.5% 1.4% 0.1% 0.2% 0.02% 0.1% 0.1% 1.0% 0.03% 0.1% 0.02% 0.02% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 4.2% 4.0% 3.8% 3.6% 3.6% 3.6% 3.6% 3.6% 3.7% 3.7% 2.5% 2.3% 1.7% 1.6% 1.6% 1.7% 1.8% 1.9% 2.0% 2.1% 0.1% 0.02% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% 0.02% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 2.7% 2.6% 2.0% 1.9% 1.9% 1.9% 1.9% 1.9% 1.9% 2.0% 3.0% 2.9% 2.1% 2.0% 2.0% 2.0% 2.0% 2.1% 2.1% 2.1% 1.4% 1.4% 1.3% 1.4% 1.4% 1.3% 1.2% 1.1% 1.1% 1.1% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 2.3% 2.2% 1.6% 1.8% 1.7% 2.0% 1.6% 1.7% 1.8% 1.7%2.3% 2.1% 1.5% 1.7% 1.6% 1.9% 1.5% 1.7% 1.7% 1.7% 2.5% 2.4% 2.3% 2.2% 2.3% 2.2% 2.1% 2.1% 2.2% 1.9% Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 BrazilBrazil (1) In the third quarter of 2026, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end September-26 and overdue over 90 days worth R$94 million in individuals, R$140 million in SMEs and of R$17 million in Latin America. In Latin America, we also adjusted for the effect of the roll-forward of the retail loan portfolio sold in Colombia. In the nonperforming loans 90 days overdue ratio, the impacts were: of 0.02 p.p. in individuals, of 0.05 p.p. SMEs, of 0.02 p.p. in Brazil, of 0.06 p.p. in Latin America and of 0.02 p.p. in the consolidated. Additionally, the sale of the retail loan portfolio had a 0.14 p.p. impact on the nonperforming 15 -90 days overdue ratio in Latin America. Credit quality -0.14 p.p. Impact of sale of assets¹ -0.06 p.p. -0.05 p.p. -0.02 p.p. Without securities Without securities Without securities Without securities Brazil Total Latin America Individuals Very small, small and Middle market Corporate 15 - 90 days NPL - % consolidated 90 days NPL- % consolidated Note: In the second quarter of 2026, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of June-26 and overdue over 90 days worth R$39 million in Brazil and of R$24 million in Latin America, without impact in credit ratios. (1) Desenrola program refers to the Government renegotiation program.

8 23.7% 24.1% 23.9% 23.3% 22.9% 22.5% 22.4% 26.1% 26.5% 26.5% 26.3% 26.2% 26.1% 25.9% 22.9% 23.6% 24.2% 22.5% 20.8% 19.5% 19.6% 16.6% 16.7% 14.5% 14.4% 14.6% 14.5% 13.8% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 56.1% 55.8% 55.9% 54.7% 53.6% 53.8% 52.5% 61.4% 59.2% 59.6% 59.7% 59.3% 59.0% 58.7% 43.1% 43.4% 40.2% 39.4% 39.7% 39.7% 39.2% 55.9% 57.1% 57.8% 55.4% 52.2% 52.9% 49.5% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 4.3% 4.2% 4.1% 4.0% 4.2% 4.1% 4.0% 8.0% 7.8% 7.6% 7.4% 7.5% 7.4% 7.3% 4.6% 4.6% 4.4% 4.1% 4.0% 4.1% 3.9% 1.8% 1.8% 1.9% 1.9% 2.1% 2.0% 1.9% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 4.4% 4.3% 4.2% 3.9% 4.0% 4.1% 4.0% 5.8% 5.9% 5.8% 5.8% 5.7% 5.9% 5.9% 4.3% 4.2% 4.0% 3.8% 3.7% 3.5% 3.4% 3.5% 3.3% 3.3% 2.7% 3.1% 3.1% 3.0% Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Stage 2 portfolio IndividualsTotal Latin AmericaCompanies Stage 3 portfolio Stage 3 coverageStage 2 coverage Credit quality –Resolution 4,966 ratios

9 9.5 9.4 9.4 9.7 10.0 10.1 10.4 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 (1) Expected loss expenses + recovery of loans + discounts granted. (2) Cost of credit over the average portfolio; (3) Loan portfolio balance ex- financial guarantees provided. Annualized cost of credit / Loan portfolio² - (%) Cost of credit¹(in R$ billion) Renegotiated portfolio (Credit and securities) (in R$ billion) Renegotiated portfolio/ Total portfolio³ - (%) Quality and cost of credit 2.7% 2.7% 2.7% 2.7% 2.7% 2.7% 2.7% Renegotiated Restructured

Credit quality – Individuals

Over 15 days NPL– Individuals



13.1%
10.0%
7.9%
6.7%
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Sep-26
% Itaú Over 15
% Market Over 15 (ex-Itaú)

Over 15 days overdue (Δ vs. Dec-19)



Market (ex-Itaú)
Itaú
▲2.6 p.p.
17.2%
▼0.2 p.p.
9.4%
Personal loans¹
▲3.1 p.p.
14.8%
▼0.6 p.p.
6.6%
Credit card
▲3.6 p.p.
13.9%
▲0.9 p.p.
9.7%
Auto loans
18.9%
6.9%
Private payroll loans

Stages 2 and 3 portfolio/ Over 15 days overdue balance

Sep-26

240%

Current provision model by overdue range (in days)

% Provision (Expected loss/balance)	Performing (up to 14)	31 to 60	61 to 90	91 to 120	181 to 210	331 to 360	361 to 390	> 540
Itaú Individuals ex-mortgage	4%	58%	63%	66%	69%	100%	100%	100%
S1 - S3 (minimum levels)²	n/a	n/a	n/a	50%	60%	77%	81%	100%
S4 - S5 (minimum levels)²	2%	15%	38%					

(1) Unsecured personal loans; (2) Pursuant to BCB Resolution No. 352, which established regulatory minimum levels for credit risk provisions.
Note: The S1 through S5 classification is the Brazilian Central Bank's segmentation system (CMN Resolution No. 4,553/2017), which categorizes banks and financial institutions based on their size, international operations, and risk profile.

10

11 3.3% 2.9% 4.0% 5.8% d ez /1 9 m a r/ 20 ju n /2 0 se t/ 20 d ez /2 0 m ar /2 1 ju n /2 1 se t/ 21 d ez /2 1 m a r/ 2 2 ju n /2 2 se t/ 22 d ez /2 2 m a r/ 23 ju n /2 3 se t/ 23 d ez /2 3 m a r/ 2 4 ju n /2 4 se t/ 24 d ez /2 4 m a r/ 25 ju n /2 5 se t/ 25 d ez /2 5 m ar /2 6 ju n /2 6 se t/ 26 % Itaú Over 15 % Market Over 15 (ex-Itaú) Credit quality –Companies Corporate | Chapter 11³ Provision before filing chapter 11³ divided by incurred loss 4 x Corporate 2.3% Agribusiness 4.3% SMEs | Collateralized portfolio Very small and smallTotal 36% 58% Dec-19 Sep-26 37% 72% Dec-19 Sep-26 Portfolio | Base 100 Concentration¹ Investment Grade² Corporate 100 209 Dec-19 Dec-19 Dec-19Sep-26 20% 14% Sep-26 69% 78% Sep-26 Share (in R$) Top 5 cases with approved plans (1) 10 largest credit risk exposures (including credit, securities and financial guarantees) over total portfolio; (2) internal criteria; (3) Brazilian equivalent to chapter 11 or extrajudicial reorganization. Dec-19 Dec-20 Dec-21 Dec-22 Dec-23 Dec-24 Dec-25 Sep-26 Over 15 days NPL – SMEs and Corporate

12 Consolidated Brazil Efficiency ratio (%) In R$ billion Non-interest expenses 3Q26 2Q26 D 3Q25 D 9M26 9M25 D Commercial and administrative (personnel) (6.7) (6.5) 2.5% (6.7) 0.0% (19.7) (19.3) 2.1% Transactional (personnel, operations and services) (4.2) (4.1) 2.1% (4.2) -0.5% (12.3) (12.2) 0.7% Technology (personnel and infrastructure) (3.3) (3.1) 4.7% (3.3) 0.1% (9.5) (9.1) 4.3% Other (0.8) (0.8) 1.0% (0.6) 39.7% (2.1) (1.6) 29.3% Total - Brazil (15.0) (14.6) 2.8% (14.8) 1.5% (43.5) (42.2) 3.2% Latin America (2.2) (2.2) -0.1% (2.1) 2.9% (6.5) (6.3) 2.7% Non-interest expenses (17.1) (16.7) 2.4% (16.8) 1.7% (50.0) (48.5) 3.1% 37.7% 39.3% 39.6% 37.0% 38.0% 38.8% 38.3% 37.1% 37.4% 37.5% 38.0% 37.3% 36.2% 37.9% 37.4% 35.1% 36.3% 37.1% 36.4% 34.9% 35.5% 35.7% 36.2% 35.4% 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 9M25 9M26

13(1) Includes Prudential and equity adjustments. Capital Jun-26 Common Equity Tier I (CET I) – Net income for the quarter Sep-26 Tier I capital Risk weighted assets1 Dividends and interest on own capital Common Equity Tier I (CET I) Additional Tier I (AT1) + 0.8% 1.5% 12.7% -0.4% 14.2% - 0.1% 12.3%

14 2026 Guidance Previous Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 2.0% and 5.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims New Maintained Maintained Maintained Maintained Maintained Maintained Between 28.0% and 29.0% Maintained

Competitive advantages that drive sustainable results Customer centricity Culture and long-term vision Modern platform and data Talent pool and execution capability Efficiency and value creation Results Diversification Balance sheet strength 15

Customer centricity Competitive advantages that drive sustainable results +12 points evolution of Itaú Consolidated NPS from 2021 and 2026 83% of companies’ segments with NPS in the excellence level¹ ~80 points digital channels NPS for individuals and companies (Apps and internet banking) 80% of individuals’ segments with NPS in the excellence level¹ 16 Customer centricity Modern platform and data Balance sheet strength Results diversification Talent pool and execution capability Culture and long-term vision Efficiency and value creation (1) Above 70 points.

Culture and long-term vision Competitive advantages that drive sustainable results 17 An ever-evolving culture OUR CULTURE (2008-2021) ITUBERS CULTURE (2021-2025) NEW PILLAR (2025) We put the client first We don’t have all the answers We have each other’s back We are driven by results We treasure diversity and inclusion For us Ethics are non- negotiable We Make choices and decisions ITUBERS CULTURE PILLARS eNPS 85 pts in excellence zone Customer centricity Modern platform and data Balance sheet strength Results diversification Talent pool and execution capability Culture and long-term vision Efficiency and value creation

Competitive advantages that drive sustainable results

Talent pool and execution capability



Culture and long-term vision
Talent pool and execution capability
Modern platform and data
Balance sheet strength
Results diversification
Efficiency and value creation
Customer centricity

Future-ready talent

Technical expertise and critical thinking to frame the right problems and guide the use of AI.

95K + applicants for the 2026-2027 Trainee Program

Leading talent rankings recognitions:

- **recognized** in the International and Financial Services-Fintech categories
- **1st place in Brazil** for the 8th consecutive year
- **6th consecutive** year among the top 5 companies in Brazil.
- **Part of the ranking** since its inception, in 2020.

Ability to execute

Efficiency Program
▼ 7 pts in the efficiency ratio
(9M26 vs. 9M21)

Agribusiness Project
R$143 bn loan portfolio (Sep-26)
▲ 20% p.a. (CAGR 2026 vs. 2021)

One Itaú
15 million customers migrated
NPS: 80 points

Turnaround Acquiring – last 4 years

Market share
leadership with a +5 p.p. increase in mkt share

Satisfaction
NPS up by 40 points

Profitability
grew 7x more than TPV

18

Competitive advantages that drive sustainable results

Modern platform and data



Culture and long-term vision
Talent pool and execution capability
Modern platform and data
Balance sheet strength
Results diversification
Efficiency and value creation
Customer centricity

Technology embedded in the business

Technology and business collaborate to better understand challenges and develop solutions.

21k+

employees in cross-functional teams organized around the customer journey

2.9K+

cross-functional squads, delivering end-to-end solutions.

Modern platform and AI-ready data

Modern technological platform and AI-ready data enabling AI at scale across workflows, processes, products, and services.

92%+[1]

of generative AI initiatives in use

50%[2] reduction

in unit cost per token

100%

modernized and cloud-based by 2028

Connection to the technology frontier

Research and innovation initiatives that strengthen our connection with the Brazilian and global innovation ecosystems.

NEOSPACE

Acquisition of NeoSpace to develop generative AI foundation models and enhance personalization capabilities.

Instituto de Ciência e Tecnologia Itaú

39+ published patents, including innovations in AI development and applications.

Corporate venture capital

PsiQuantum Simile. endeavor CATALYST + 10 investee companies

(1) 9M25 vs. 9M26; (2) 1Q25 vs. 3Q26

19

Competitive advantages that drive sustainable results

Balance sheet strength



Culture and long-term vision
Talent pool and execution capability
Modern platform and data
Balance sheet strength
Results diversification
Efficiency and value creation
Customer centricity

R$ billion

Tangible Equity[1]

138.7 ▲ 6.7%. vs 2Q26 ▲ 4.3%. vs 3Q25

Tangible Equity[1]

As a % of the consolidated equity (R$228.9 bn):

8.2%	Goodwill and intangibles
31.2%	Net deferred tax credits
60.6%	Tangible Equity

Breakdown of deferred tax credits as a % of net total

R$71.5 bn

2.0%	Tax loss carryforwards (R$1.4 bn) → RWF: 1,250%[2]
24.8%	Other Temporary differences → RWF: 250%[3]
73.2%	Expected loss (R$52.3 bn) → RWF: 100%

R$ billion

Labor, civil and tax provisions

16.9 ▼ -2.1%. vs 2Q26 ▼ -3.4%. vs 3Q25

Labor, civil and tax provisions:	Labor	Civil	Tax
Balance	9.6 bn	3.0 bn	4.3 bn
Coverage of total payments (last 12 months)	3.1 x	1.9 x	Not applicable
Average 2026-2021	2.9 x	2.3 x	Not applicable

Balance sheet quality

LCR[4]
205.8%
▲ 3.8 p.p. Sep-26 vs. Jun-26

NSFR[5]
123.7%
▲ 1.6 p.p. Sep-26 vs. Jun-26

Loan portfolio / Funding
78.6%
▼ 1.7 p.p. Sep-26 vs. Jun-26

(1) Tangible equity = Consolidated equity deducted of goodwill and intangibles and of tax credits net of deferred tax liabilities; (2) Risk Weight equivalent to capital deduction; (3) No deduction up to 10% of Common Equity Tier I; amounts exceeding this threshold are deducted from the CET1 (equivalent to a RWF of 1,250%); (4) LCR (Liquidity Coverage Ratio); (5) NSFR (Net Stable Funding Ratio).

20

Diversification of results Credit portfolio Wholesale Brazil R$665 bn Latin America R$244 bn R$635 bn Retail Brazil Recurring Managerial Result Sep-26 Latin America Wholesale Brazil R$14.5 bn 57% 27,5% Corporation + Activities with the market R$4.2 bn Retail Brazil R$16.2 bn R$2.5 bn 9M2641.1% 15.8% 43.1% 6.6% 11.2% 43.4% 38.8% Competitive advantages that drive sustainable results 21 Credit card issuance Asset Management¹ Payments and acquiring Leadership in Latin America Investment Banking ... among others (1) Among private players. Customer centricity Modern platform and data Balance sheet strength Results diversification Talent pool and execution capability Culture and long-term vision Efficiency and value creation

Efficiency and value creation Recurring Managerial Result Value creation Cost of capital R$ billion ROE Efficiency Competitive advantages that drive sustainable results 38.1% 39.8% 41.2% 9M21 9M22 9M23 9M24 9M25 9M26 24.1% 22.9% 22.2% 20.9%20.7% 19.0% 44.4% 38.0% 37.3% 22 +11% +18% +14% CAGR 12.8 15.1 17.3 18.1 21.2 21.5 6.9 8.0 9.0 12.4 13.3 15.8 19.7 37.334.5 30.5 26.2 23.1 Customer centricity Modern platform and data Balance sheet strength Results diversification Talent pool and execution capability Culture and long-term vision Efficiency and value creation

23 São Paulo, November 4th 2026 Itaú Unibanco Holding S.A. Public meeting with analysts and 3Q26 earnings review

24 Additional information

Results

In R$ million	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Operating Revenues	**49,152**	**47,985**	**2.4%**	**46,605**	**5.5%**	**143,959**	**137,227**	**4.9%**
Managerial Financial Margin	34,611	33,488	3.4%	32,118	7.8%	100,424	95,045	5.7%
Financial Margin with Clients	33,286	32,557	2.2%	31,215	6.6%	97,348	92,361	5.4%
Financial Margin with the Market	1,325	931	42.3%	902	46.9%	3,076	2,683	14.6%
Commissions and Fees	11,048	11,028	0.2%	11,062	-0.1%	33,069	32,579	1.5%
Revenues from Insurance [1]	3,494	3,469	0.7%	3,426	2.0%	10,466	9,603	9.0%
Cost of Credit	**(10,415)**	**(10,139)**	**2.7%**	**(9,447)**	**10.2%**	**(30,506)**	**(28,414)**	**7.4%**
Expected Loss Expenses	(10,720)	(10,479)	2.3%	(9,780)	9.6%	(31,439)	(28,938)	8.6%
Discounts Granted	(1,260)	(1,147)	9.9%	(1,016)	24.1%	(3,356)	(3,336)	0.6%
Recovery of Loans Written Off as Losses	1,565	1,487	5.2%	1,348	16.1%	4,290	3,860	11.1%
Retained Claims	**(479)**	**(408)**	**17.3%**	**(449)**	**6.7%**	**(1,357)**	**(1,223)**	**11.0%**
Other Operating Expenses	**(20,110)**	**(19,610)**	**2.5%**	**(19,574)**	**2.7%**	**(58,595)**	**(56,744)**	**3.3%**
Non-interest Expenses	(17,129)	(16,728)	2.4%	(16,850)	1.7%	(50,045)	(48,520)	3.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,981)	(2,883)	3.4%	(2,724)	9.4%	(8,551)	(8,225)	4.0%
Income before Tax and Minority Interests	**18,148**	**17,828**	**1.8%**	**17,135**	**5.9%**	**53,501**	**50,845**	**5.2%**
Income Tax and Social Contribution	**(5,192)**	**(5,044)**	**2.9%**	**(4,951)**	**4.9%**	**(15,174)**	**(15,404)**	**-1.5%**
Minority Interests in Subsidiaries	**(339)**	**(377)**	**-10.1%**	**(307)**	**10.4%**	**(1,021)**	**(928)**	**10.0%**
Recurring Managerial Result	12,617	12,407	1.7%	11,876	6.2%	37,305	34,513	8.1%

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

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Business model

In R$ billion

	9M26					9M25					Δ (9M26 x 9M25)				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	144.0	81.3	2.9	58.3	1.5	137.2	76.3	2.9	55.9	2.1	6.7	5.0	(0.0)	2.3	(0.6)
Managerial financial margin	100.4	68.3	2.8	27.8	1.5	95.0	64.0	2.9	26.1	2.1	5.4	4.3	(0.1)	1.7	(0.6)
Commissions and fees	33.1	13.0	0.1	20.0	-	32.6	12.3	0.0	20.2	-	0.5	0.7	0.0	(0.3)	-
Revenues from insurance [1]	10.5	-	-	10.5	-	9.6	-	-	9.6	-	0.9	-	-	0.9	-
Cost of credit	(30.5)	(30.5)	-	-	-	(28.4)	(28.4)	-	-	-	(2.1)	(2.1)	-	-	-
Retained claims	(1.4)	-	-	(1.4)	-	(1.2)	-	-	(1.2)	-	(0.1)	-	-	(0.1)	-
Non-interest expenses and other [2]	(59.6)	(31.4)	(0.7)	(27.5)	(0.1)	(57.7)	(30.4)	(0.7)	(26.5)	(0.1)	(1.9)	(1.0)	0.1	(1.0)	0.0
Recurring managerial result	37.3	14.6	1.5	20.0	1.2	34.5	12.8	1.3	18.7	1.7	2.8	1.8	0.1	1.3	(0.4)
Average regulatory capital	206.4	127.5	8.1	55.5	15.3	200.6	119.7	5.9	52.1	22.9	5.8	7.8	2.2	3.3	(7.6)
Value creation	15.8	1.8	0.6	13.9	(0.4)	13.3	0.5	0.7	12.8	(0.7)	2.5	1.2	(0.2)	1.1	0.4
Recurring managerial ROE	24.1%	15.3%	24.2%	47.9%	10.8%	22.9%	14.3%	30.3%	47.8%	9.8%	1.2 p.p.	1.0 p.p.	-6.1 p.p.	0.2 p.p.	0.9 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims . (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Minority Interests in Subsidiaries.

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27 São Paulo, November 4th 2026 Itaú Unibanco Holding S.A. Public meeting with analysts and 3Q26 earnings review